

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

Daniel S. Lynch
Interim Chief Executive Officer
Surface Oncology, Inc.
50 Hampshire Street, 8th Floor
Cambridge, Massachusetts 02139

> **Re: Surface Oncology, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 17, 2017**
> **CIK No. 0001718108**

Dear Mr. Lynch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted on November 17, 2017

Prospectus Summary
Overview, page 1

1. Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by "checkpoint inhibitors," "CTLA-4," "PD-1 receptor" and "ligand PD-L1."

Our Pipeline, page 2

2.   Please amend your pipeline development chart to include the targets and related product candidates listed as "undisclosed" or remove these programs from the chart. Please tell us if the toxicology studies for SRF373 have been completed as the chart suggests; alternatively, please shorten the relevant arrow to reflect the current stage of development.

Collaboration with Novartis, page 4

3.   Please place your disclosure in appropriate context by disclosing the contingencies to your receiving potential future option and milestone payments of up to the amount you cite. Additionally, please balance your disclosure by including your obligation to pay royalties to Novartis on annual sales of regional licensed products in the U.S.

Implications of Being an Emerging Growth Company, page 6

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-based Compensation , page 83

5.   Once you have an estimated offering price range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and conversion features for your preferred shares.

Business
Our Strategy, page 88

6.   Please remove the reference to SRF231 exhibiting a "favorable safety profile" and similar statements throughout the prospectus, such as on page 91, as the determination of whether a product candidate is safe is solely within the authority of the U.S. Food and Drug Administration and comparable regulatory agencies.

Our Preclinical Studies, page 92

7.   Please expand your disclosure to indicate the dates on which you conducted the preclinical studies for SRF231 and tell us whether the results shown represent results that

were achieved consistently in the preclinical studies. Please make similar revisions with respect to your discussion of preclinical studies for your other product candidates.

General

8. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Frank Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Kingsley Taft, Esq.